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       THIS IS A CONFIRMING ELECTRONIC COPY OF A 13G FILED ON PAPER
                             FEBRUARY 8, 1994




                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*

                      NATIONAL CITY BANCSHARES, INC.
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                                 635313109
                              (CUSIP Number)

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               SCHEDULE 13G

CUSIP NO.  635313109                                 PAGE 2 OF 3 PAGES

 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The National City Bank of Evansville
          TIN # 35-0298512

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( ) (b) ( ) n/a

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Indiana

                5.  SOLE VOTING POWER
 NUMBER OF               316,247.5055
   SHARES
BENEFICIALLY    6.  SHARED VOTING POWER
  OWNED BY               42,246.9865
    EACH
 REPORTING      7.  SOLE DISPOSITIVE POWER
   PERSON                258,374.6473
    WITH
                8.  SHARED DISPOSITIVE POWER
                         38,551.0000

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          358,494.4920

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* The aggregate amount in Box 9 excludes 64,704.8447 shares held by the Bank as fiduciary but which are not beneficially owned by the Bank. These shares are in directed accounts.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          As of 12/31/93, 3,741,257 shares of common stock of National City Bancshares were outstanding. The National City Bank, as fiduciary, beneficially owned 358,494.4920 (9.58%).

12.  TYPE OF REPORTING PERSON*
          Bank as fiduciary.



                   * SEE INSTRUCTION BEFORE FILLING OUT!
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                                                       PAGE 3 OF 3 PAGES

                           FOR 13G CERTIFICATION

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to in the Form 13G filed herewith this date were acquired in the ordinary course of business of The National City Bank of Evansville, as a fiduciary, and were not acquired by said Bank for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 8th day of February, 1994.

                                   THE NATIONAL CITY BANK OF EVANSVILLE



                                By /S/ PAUL N. HOCKING
                                   Paul N. Hocking
                                   Sr. Vice Pres. and Sr. Trust Off.